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CREDIT ENHANCEMENT ENDORSEMENT


[MINNESOTA LIFE LETTERHEAD]


This endorsement is attached to and made part of this contract as of the Contract Date. Terms not defined in this endorsement have the meaning given to them in the contract.

When you make a Purchase Payment to your contract, we will add an amount, called a Credit Enhancement, to your Contract Value if your cumulative net Purchase Payments meet or exceed $250,000. Cumulative net Purchase Payments are the total of all Purchase Payments we have received for this contract less any prior withdrawals from Contract Value (including associated charges). No Credit Enhancement will be applied if your cumulative net Purchase Payments are less than $250,000.

CALCULATION OF CREDIT ENHANCEMENT
When we receive a Purchase Payment, we will evaluate whether your contract is eligible for a Credit Enhancement based on your cumulative net Purchase Payments, according to the following schedule:


CUMULATIVE NET PURCHASE PAYMENTS                CREDIT ENHANCEMENT PERCENTAGE
--------------------------------                -----------------------------
   $250,000 - $499,999.99                                       0.25%
   $500,000 - $749,999.99                                       0.50%
   $750,000 - $999,999.99                                       0.75%
     $1,000,000 or more                                         1.00%



The amount of the Credit Enhancement will be calculated as follows:
   (a) cumulative net Purchase Payments; multiplied by
   (b) the applicable Credit Enhancement percentage from the table above; minus
   (c) any Credit Enhancements previously applied to Contract Value

The Credit Enhancement will be added to your Contract Value and allocated to the Sub-Accounts of the Variable Account, the General Account, and the Guaranteed Term Account options in the same proportion as the Purchase Payment that triggers the Credit Enhancement calculation. Credit Enhancements, and any gains or losses attributable to the Credit Enhancements are not a Purchase Payment and will be considered earnings under the contract.

RECAPTURE OF CREDIT ENHANCEMENTS
Recapture is a reimbursement to us of the Credit Enhancements we added to your contract. We will take back, or Recapture, all Credit Enhancements if you elect to terminate the contract under the Right to Examine provision. In addition, we will Recapture any Credit Enhancements applied to your contract within 12 months of the date any amounts are paid out as a death benefit or within 12 months of the date you apply amounts to provide Annuity Payments.

We will not Recapture any amounts paid out as a death benefit or applied to provide Annuity Payments more than 12 months after the last Credit Enhancement was added to the contract.




Dennis E. Prohofsky                                            Robert L. Senkler

Secretary                                                              President